UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: January 16, 2008

Exhibit 99.1

Perfect World Names Alan Chen as Senior Vice President and

General Manager at the Company’s Shanghai Office

Beijing, China (January 16, 2008) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or “the Company”), a leading online game developer and operator, today announced that Mr. Alan Chen has been appointed as the Company’s Senior Vice President and General Manager at its Shanghai office, which is currently in the process of being established. Mr. Chen will lead the Company’s initiatives to expand its game development capacity in Shanghai and grow the Company’s business in other potential markets.

Mr. Chen brings to Perfect World over eighteen years of experience in business management and operations in China and internationally. Prior to joining Perfect World, Mr. Chen held a number of executive positions with responsibilities in sales, marketing, product development, and operations. From 2006 to 2007, Mr. Chen served as Chief Technology Officer for The9 Ltd., a leading online game operator in China, where he led game development and technical operations. Prior to The9 Ltd., Mr. Chen was Executive Vice President of Hewlett-Packard (China) Ltd., where he was in charge of the company’s server and storage business. He also served as Vice President of Professional Services at Lucent Technologies (China) Ltd., and General Manager of Carrier Packet Solutions at Nortel Networks (China) Ltd. Mr. Chen received both his Bachelor’s degree and Master’s degree in telecommunications engineering from the Beijing University of Posts and Telecommunications in 1982 and 1987, respectively. He went on to earn his Ph.D. degree in 1992 in electrical engineering from the University of Ottawa.

“I am excited to join such an outstanding company with strong game development and operation capabilities in the online games market,” said Mr. Chen. “I look forward to working with Perfect World colleagues to contribute to the future growth of the business.”

“Alan brings great experience to Perfect World with his strong knowledge of the online game industry and his operational expertise,” added Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “I believe he will facilitate the development of our Shanghai office and accelerate our growth in other potential markets.”

About Perfect World Co., Ltd.

Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed 3D massively multiplayer online role playing games (“MMORPGs”) includes “Perfect World,” “Legend of Martial Arts,” “Perfect World II” and “Zhu Xian.” The Company uses a time-based model for “Perfect World,” and an item-based model for “Legend of Martial Arts,” “Perfect World II” and “Zhu Xian.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in more than ten countries and regions. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "future," "plans" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

Christensen Investor Relations

Brett Rose

Tel: +1-480-614-3013

Fax: +1-480-614-3033

Email: brose@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com